Exhibit 4.43

EXECUTION COPY

AMENDMENT TO FLOATING RATE MANAGEMENT AGREEMENT

AMENDMENT NO. 9 made effective the 22nd of January, 2013, to the Floating Rate Management Agreement dated the 9th of June 2011 (the “Floating Rate Management Agreement”), as amended; by and between CAPITAL PRODUCT PARTNERS L.P., a limited partnership duly organized and existing under the laws of the Marshall Islands (“CLP”), and CAPITAL SHIP MANAGEMENT CORP., a company duly organized and existing under the laws of Panama with its registered office at Hong Kong Bank building, 6th floor, Samuel Lewis Avenue, Panama, and a representative office established in Greece at 3, Iassonos Street, Piraeus Greece (“CSM”).

WHEREAS:

A.	CLP owns vessels and requires certain commercial and technical management services for the operation of its fleet;

B.	Pursuant to the Floating Rate Management Agreement, CLP engaged CSM to provide such commercial and technical management services to CLP on the terms set out therein;

C.	CLP wishes for CSM to provide commercial and technical services under the Floating Rate Management Agreement with respect to the product tanker Alexandros II;

D.	CLP has requested that CSM agree to amend certain provisions of the Floating Rate Management Agreement, as set forth herein; and

E.	CSM is willing to agree to such amendments as set forth herein.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto hereby agree, on the terms and subject to the conditions set forth herein, as follows:

Section 1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Floating Rate Management Agreement.

Amendments.

(a) Section 9 of the Floating Rate Management Agreement is hereby amended to read in its entirety as follows:

Section 9. Term And Termination. With respect to each of the Vessels, this Agreement shall commence from the date on which each Vessel is acquired by CLP or the date on which the Vessel is entered under this Agreement, whichever is later, and will continue for approximately five years, unless otherwise specified in Schedule B herein or unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(a) in the case of CLP, there is a Change of Control of CSM and in the case of CSM, if there is a Change of Control of CGP;

(b) in the case of CSM and at the election of CSM, there is a Change of Control of CLP;

(c) the other party breaches this Agreement;

(d) a receiver is appointed for all or substantially all of the property of the other party;

(e) an order is made to wind-up the other party;

(f) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(g) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

The approximate termination date of this Agreement with respect to each of the Vessels is listed in Schedule “B” to this Agreement (the “Date of Termination”) next to the respective vessel’s name. Upon the purchase of each Additional Vessel, Schedule “B” to this Agreement shall be amended and restated to include the relevant Date of Termination. This Agreement shall be deemed to be terminated with respect to a particular Vessel in the case of the sale of such Vessel or if such Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. Notwithstanding such deemed termination, any Fees or Costs outstanding at the time of the sale or loss shall be paid in accordance with the provisions of this Agreement.

For the purpose of this clause:

(i)	the date upon which a Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which CLP ceases to be the legal owner of the Vessel, or the Vessel owning company, as the case may be;

(ii)	a Vessel shall not be deemed to be lost until either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred or the Vessel’s owners issue a notice of abandonment to the underwriters.

The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

(b) Schedule “B” of the Floating Rate Management Agreement is hereby amended to read in its entirety as follows:

SCHEDULE B

VESSELS AND DATE OF TERMINATION

Vessel Name	Expected Termination Date

Cape Agamemnon	June 2016

Arionas	August 2016

Agisilaos	December 2016

Avax	April 2017

Axios	June 2017

Akeraios	August 2017

Apostolos	September 2017

Agamemnon	December 2017

Archimidis	December 2017

Anemos I	December 2017

Alexandros II	Mar-April 2013

Section 2. Effectiveness of Amendment. This Amendment shall become effective as of January 22, 2013 (the “Amendment Effective Date”).

Section 3. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, amend, or otherwise affect the rights and remedies of CLP or CSM under the Floating Rate Management Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Floating Rate Management Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle CLP or CSM to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Floating Rate Management Agreement in similar or different circumstances. This Amendment shall apply and be effective with respect to the matters expressly referred to herein. After the Amendment Effective Date, any reference to the Floating Rate Management Agreement shall mean the Floating Rate Management Agreement with such amendments effected hereby.

Section 4. Counterparts. This Amendment may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

IN WITNESS WHEREOF the Parties have executed this Amendment this February 6, 2013, by their duly authorized signatories with effect on the date first above written.

CAPITAL PRODUCT PARTNERS L.P. BY ITS GENERAL PARTNER, CAPITAL GP L.L.C.,

By:	/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C

CAPITAL SHIP MANAGEMENT CORP.,

By:	/s/ Nikolaos Syntychakis
Name:	Nikolaos Syntychakis
Title:	Attorney-in-Fact